 Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

The Board Has Authorized a Share Repurchase Program

HANGZHOU, China, March 9, 2023 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022. The Company also announced that its board of directors has authorized a share repurchase program, under which the Company may repurchase up to US$20 million worth of its outstanding American Depositary Shares over the next 12 months.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “2022 was a challenging year. The COVID-19 pandemic and its related controls seriously impacted general economy, and was particularly hard for the logistic industry. However, under such severe challenges, we prevailed. In the fourth quarter of 2022, both BEST Freight and BEST Supply Chain Management have significantly improved their gross margins and narrowed their losses. At the same time, BEST Global began to show promising operating trends.

After lifting of COVID pandemic-related controls, we have seen a rapid recovery in general economy and our multiple business lines. We are confident to deliver a strong growth and financial results in 2023. In addition, our Board has authorized an up-to-$20M share repurchase program.”

“During 2022, Best Freight focused heavily on digital transformation, cost reductions and quality improvement. As a result, our operating efficiency and service quality have significantly improved. In the fourth quarter, Freight’s gross margin grew by 10.4 percentage points and its net loss was narrowed by 69.3% year over year.”

“For BEST Supply Chain Management, its strong technical know-how and superb service capabilities helped us weather the storm. Despite COVID-related restrictions throughout the year, BEST Supply Chain Management went above and beyond to make sure we provided our customers with top quality service. As a result, we were rewarded with additional business. Supply Chain Management has added 64 new key account customers in the second half of 2022 and its distribution volume and revenue increased in the fourth quarter by 82.1% and 2.7%, respectively, and gross margin increased to 4.4%, from negative 1.9%, year over year.”

“For BEST Global, with the lifting of COVID-related controls, we quickly adjusted our strategy, and realigned our organization in response to the evolving Southeast Asia market. We greatly elevated our organization’s capabilities, widening our network coverage and significantly improved our service quality. We also expanded our coverage of small- and medium-sized enterprise customers and the revenue contribution from those customers grew by 13 percentage points to 40.2% in the fourth quarter of 2022, compared with the first quarter of 2022. In addition, we are accelerating our B2B2C and cross border business to provide additional product offerings. We believe this strategic direction will usher in Global’s fast recovery and prompt growth for a much improved gross margin and better cash flow in 2023.”

“We finished 2022 with a much more resilient, streamlined business infrastructure and improved operating efficiency. Our strengths in technology, domestic and global supply chain management as well as logistics services place us in a strong position to deliver a strong profitable growth in 2023 and beyond.” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, added, “While our revenue for the fourth quarter was dampened by the COVID-19 pandemic, the cost control measures we enacted significantly narrowed our Group non-GAAP net loss by 52.4% year over year. We are actively managing our cash and our balance sheet remains healthy. At the end of 2022, we had cash, cash equivalents, restricted cash and short-term investments of RMB3.2 billion, after we used RMB1.4 billion during 2022 to repurchase our Convertible Senior Notes due 2024. Our overarching goal is to achieve ongoing sustainable and profitable growth. In 2023, we expect Freight and Supply Chain Management to become profitable in the second quarter and generate positive cash flow and profitable growth throughout the year, and BEST Global to see profitability in certain countries.”

FINANCIAL HIGHLIGHTS (1)

For the Fourth Quarter Ended December 31, 2022:(2)

●	Revenue was RMB1,981.4 million (US$287.3 million), compared with RMB2,724.9 million in the fourth quarter of 2021. The decrease was primarily due to the wind-down of the BEST UCargo business line and lower Freight and Global volume. Revenue generated from UCargo was approximately RMB952,000 (US$0.1 million), compared with RMB350 million in the same quarter of 2021.

●	Gross Loss was RMB58.5 million (US$8.5 million), compared with RMB228.4 million in the fourth quarter of 2021. The decrease in gross loss was primarily due to improved gross margin from BEST Freight and BEST Supply Chain business lines. Gross Loss Margin was 3.0% for the fourth quarter of 2022, compared with a Gross Loss Margin of 8.4% in the same period of 2021.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

●	Net Loss from continuing operations was RMB365.8 million (US$53.0 million), compared with RMB734.1 million in the fourth quarter of 2021. Non-GAAP Net Loss from continuing operations(3)(4) was RMB338.0 million (US$49.0 million), compared with RMB710.4 million in the fourth quarter of 2021.

●	Diluted loss per ADS(5) from continuing operations was RMB4.49 (US$0.65), compared with RMB9.07 in the fourth quarter of 2021. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB4.13 (US$0.60), compared with RMB8.77 in the fourth quarter of 2021.

●	EBITDA(6) from continuing operations was negative RMB324.7 million (US$47.1million), compared with negative RMB658.9 million in the fourth quarter of 2021. Adjusted EBITDA(6) from continuing operations was negative RMB296.9 million (US$43.0 million), compared with negative RMB635.2 million in the fourth quarter of 2021.

For the Fiscal Year Ended December 31, 2022:

●	Revenue was RMB7,744.1 million (US$1,122.8 million), compared with RMB11,425.8 million in 2021. The decrease was primarily due to the wind-down of the BEST UCargo business line and lower Freight and Global volume. Revenue generated from UCargo was approximately RMB36.0 million (US$5.2 million), compared with RMB2,809.1 million in 2021.

●	Gross Loss was RMB263.6 million (US$38.2 million), compared with RMB199.4 million in 2021. The increase in gross loss was primarily due to lower parcel volume from BEST Global business line. Gross Loss Margin was 3.4%, compared with a Gross Loss Margin of 1.7% in 2021.

●	Net Loss from continuing operations was RMB1,464.8 million (US$212.4 million), compared with RMB1,263.9 million in 2021. Non-GAAP Net Loss from continuing operations(7)(8) was RMB1,380.4 million (US$200.1 million), compared with RMB1,214.8 million in 2021.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(7) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(8) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

●	Diluted loss per ADS(9) from continuing operations was RMB18.17 (US$2.63), compared with a loss of RMB15.61 in 2021. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB17.09 (US$2.48), compared with a loss of RMB14.98 in 2021.

●	EBITDA(10) from continuing operations was negative RMB1,266.2 million (US$183.6 million), compared with negative RMB976.2 million in 2021. Adjusted EBITDA(6) from continuing operations was negative RMB1,181.8 million (US$171.3 million), compared with negative RMB927.2 million in 2021.

BUSINESS HIGHLIGHTS(11)

BEST Freight – In the fourth quarter of 2022, Freight’s volume decreased by 7.6% year over year, and revenue decreased by 32.0% year over year to approximately RMB1.3 billion. The decrease in Freight revenue was primarily due to the wind-down of UCargo business unit. The Company remained focused on developing its e-commerce related business, which contributed 21.2% of total volume in the fourth quarter of 2022. Freight’s gross margin was negative 1.3%, representing a 10.4 percentage points improvement from the same period of 2021 as we continued to reduce operating expenses and improve efficiency. For the full year of 2022, Freight’s volume decreased by 6.1% year over year to 8.7 million tonnes.

BEST UCargo’s operations and financial results are now consolidated with BEST Freight.

BEST Supply Chain Management – In the fourth quarter of 2022, total revenue for Supply Chain Management increased by 2.7% to RMB500.6 million year over year, and gross margin improved by 6.3 percentage points to 4.4%, narrowing Supply Chain Management’s net loss by RMB60.4 million, or 81.3%. Its distribution volume increased by 82.1% in the fourth quarter, while the total number of orders fulfilled by Cloud OFCs decreased by 15.6% year over year. For the full year of 2022, the distribution volume increased by 53.6% year over year, while the total number of orders fulfilled by Cloud OFCs decreased by 16.6%. BEST Supply Chain Management’s gross margin for 2022 improved by 2.1 percentage points to 6.1%.

BEST Global – The market in Southeast Asia remained challenging in the fourth quarter of 2022. In the wake of relaxed COVID-19 pandemic control measures in the region, there was a shift in consumer consumption activities from online to offline, which negatively impacted the e-commerce logistics industry. As a result, Global’s parcel volume decreased by 41.8% year over year to 25.4 million in the fourth quarter of 2022. For the full year of 2022, Global’s parcel volume decreased by 19.1% year over year to 121.6 million.

(9) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(10) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(11) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

Others

As part of its Strategic Refocusing Program, the Company substantially completed its wind down of the Capital business line in the fourth quarter of 2022.

Key Operational Metrics

	Three Months Ended			% Change YOY
	December 31, 2020	December 31, 2021	December 31, 2022	2021 vs 2020	2022 vs 2021
Freight Volume (Tonne in ‘000)	2,623	2,408	2,226	(8.2)%	(7.6)%
Global Parcel Volume in Southeast Asia (in ‘000)	27,891	43,707	25,421	56.7%	(41.8)%

	Fiscal Year Ended			% Change YoY
	December 31, 2020	December 31, 2021	December 31, 2022	2021 vs 2020	2022 vs 2021
Freight Volume (Tonne in ‘000)	8,392	9,218	8,659	9.8%	(6.1)%
Global Parcel Volume in Southeast Asia (in ‘000)	73,585	150,392	121,637	104.4%	(19.1)%

FINANCIAL RESULTS (12)

For the Fourth Quarter Ended December 31, 2022:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	December 31, 2021		December 31, 2022
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Total Freight	1,854,018	68.1%	1,261,196	182,856	63.7%	-32.0%
-Freight	1,503,995	55.3%	1,260,244	182,718	63.6%	-16.2%
-Legacy UCargo	350,023	12.8%	952	138	0.1%	-99.7%
Supply Chain Management	487,337	17.9%	500,602	72,580	25.3%	2.7%
Global	330,564	12.1%	195,680	28,371	9.9%	-40.8%
Others(13)	52,935	1.9%	23,917	3,468	1.1%	-54.8%
Total Revenue	2,724,854	100.0%	1,981,395	287,275	100.0%	-27.3%

(12) All numbers represented the financial results from continuing operations, unless otherwise stated.

(13) “Others” Segment primarily represents Capital business units. Results from UCargo’s legacy contracts with external customers are now reported under “Freight” segment and prior period segment information were retrospectively revised to conform to current period presentation.

●	Freight Service Revenue was RMB1,261.2 million (US$182.9 million) for the fourth quarter of 2022, compared with RMB1,854.0 million in the same period last year, of which, RMB952,000 and RMB350.0 million were from the legacy UCargo business line, respectively. Freight service revenue, excluding the legacy UCargo business, decreased by 16.2% year over year, primarily due to lower volume and decrease in average selling price per tonne.

●	Supply Chain Management Service Revenue increased by 2.7% year over year to RMB500.6 million (US$72.6 million) for the fourth quarter of 2022 from RMB487.3 million in the same period of 2021, primarily due to newly signed customers with high unit economics, and improved service capability.

●	Global Service Revenue decreased by 40.8% year over year to RMB195.7 million (US$28.4 million) for the fourth quarter of 2022 from RMB330.6 million in the same period of 2021, primarily due to decreased parcel volume.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	December 31, 2021		December 31, 2022			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(2,070,840)	111.7%	(1,277,026)	(185,151)	101.3%	-10.4%
Supply Chain Management	(496,353)	101.9%	(478,511)	(69,378)	95.6%	-6.3%
Global	(346,392)	104.8%	(264,014)	(38,278)	134.9%	30.1%
Others	(39,679)	75.0%	(20,321)	(2,946)	85.0%	10.0%
Total Cost of Revenue	(2,953,264)	108.4%	(2,039,872)	(295,753)	103.0%	-5.4%

●	Cost of Revenue for Freight was RMB1,277.0 million (US$185.2 million), or 101.3% of revenue, in the fourth quarter of 2022. The 10.4% year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to improved operating efficiency and effective cost control measures.

●	Cost of Revenue for Supply Chain Management was RMB478.5 million (US$69.4 million), or 95.6% of revenue, in the fourth quarter of 2022. The 6.3% year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to effective cost control measures and customer structure optimization.

●	Cost of Revenue for Global was RMB264.0 million (US$38.3 million), or 134.9% of revenue, in the fourth quarter of 2022. The 30.1% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to lower parcel volume.

●	Cost of Revenue for Others was RMB20.3 million (US$2.9 million), or 85.0% of revenue, in the fourth quarter of 2022, representing a 10.0% year-over-year increase.

Gross loss was RMB58.5 million (US$8.5 million) in the fourth quarter of 2022, compared with a gross loss of RMB228.4 million in the fourth quarter of 2021; Gross Margin was negative 3.0%, compared with negative 8.4% in the fourth quarter of 2021.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB263.4 million (US$38.2 million), or 13.3% of revenue in the fourth quarter of 2022, compared with RMB354.8 million, or 13.0% of revenue in the same quarter of 2021. The decrease in the SG&A expenses was primarily due to reduced employee headcount.

Research and Development Expenses were RMB29.2 million (US$4.2 million), or 1.5% of revenue in the fourth quarter of 2022, compared with RMB50.3 million, or 1.8% of revenue in the fourth quarter of 2021, primarily due to reduced employee headcount.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB15.6 million (US$2.3 million) in the fourth quarter of 2022, compared with RMB23.7 million in the same period of 2021. Of the total SBC expenses, RMB0.08 million (US$0.01 million) was allocated to cost of revenue, RMB0.7 million (US$0.1 million) was allocated to selling expenses, RMB13.6 million (US$2.0 million) was allocated to general and administrative expenses, and RMB1.2 million (US$0.2 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the fourth quarter of 2022 was RMB365.8 million (US$53.0 million), compared with RMB734.1 million in the same period of 2021. Excluding SBC expenses and fair value change of equity investments, Non-GAAP Net Loss from continuing operations in the fourth quarter of 2022 was RMB338.0 million (US$49.0 million), compared with RMB710.4 million in the fourth quarter of 2021.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the fourth quarter of 2022 was RMB4.49 (US$0.65), compared with a loss of RMB9.07 in the same period of 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and fair value change of equity investments, Non-GAAP diluted loss per ADS from continuing operations in the fourth quarter of 2022 was RMB4.13 (US$0.60), compared with a loss of RMB8.77 in the fourth quarter of 2021. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the fourth quarter of 2022 was negative RMB296.9 million (US$43.0 million), compared with negative RMB635.2 million in the same period of 2021. Adjusted EBITDA Margin from continuing operations in the fourth quarter of 2022 was negative 15.0%, compared with negative 23.3% in the same period of 2021.

Capital Expenditures (“CAPEX”)

CAPEX was RMB11.1 million (US$1.6 million) or 0.6% of total revenue in the fourth quarter of 2022, compared with CAPEX of RMB20.6 million, or 0.8% of total revenue in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2022, cash and cash equivalents, restricted cash and short-term investments were RMB3.2 billion (US$464.5 million), compared with RMB5.5 billion as of December 31, 2021. In 2022, the Company bought back approximately US$200 million (RMB1.4 billion) aggregate principal amount of its existing Convertible Senior Notes due 2024.

For the Fiscal Year Ended December 31, 2022:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 – Breakdown of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2021		December 31, 2022
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Total Freight	8,244,435	72.2%	4,888,278	708,734	63.2%	-40.7%
-Freight	5,435,354	47.6%	4,852,299	703,518	62.8%	-10.7%
-Legacy UCargo	2,809,081	24.6%	35,979	5,216	0.4%	-98.7%
Supply Chain Management	1,815,104	15.9%	1,822,075	264,176	23.5%	0.4%
Global	1,193,855	10.4%	916,907	132,939	11.8%	-23.2%
Others	172,442	1.5%	116,812	16,936	1.5%	-32.3%
Total Revenue	11,425,836	100.0%	7,744,072	1,122,785	100.0%	-32.2%

●	Freight Service Revenue was RMB4,888.3 million (US$708.7 million) in 2022 compared with RMB8,244.4 million in 2021, of which, RMB36.0 million and RMB2,809.1 million were from the legacy UCargo business line in 2022 and 2021, respectively. Freight service revenue, excluding the legacy UCargo business, decreased by 10.7% year over year, primarily due to lower volume.

●	Supply Chain Management Service Revenue increased by 0.4% year over year to RMB1,822.1 million (US$264.2 million) in 2022 from RMB1,815.1 million in 2021, primarily due to newly signed customers with high unit economics following discontinuation of certain low margin legacy accounts, as well as improved service capability.

●	Global Service Revenue decreased by 23.2% year over year to RMB916.9 million (US$132.9 million) in 2022 from RMB1,193.9 million in 2021, primarily due to decreased parcel volume.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 – Breakdown of Cost of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2021		December 31, 2022			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Freight	(8,506,738)	103.2%	(5,114,937)	(741,596)	104.6%	1.4%
Supply Chain Management	(1,741,832)	96.0%	(1,711,818)	(248,190)	93.9%	-2.1%
Global	(1,258,511)	105.4%	(1,081,587)	(156,815)	118.0%	12.6%
Others	(118,143)	68.5%	(99,288)	(14,395)	85.0%	16.5%
Total Cost of Revenue	(11,625,224)	101.7%	(8,007,630)	(1,160,996)	103.4%	1.7%

●	Cost of Revenue for Freight was RMB5,114.9 million (US$741.6 million), or 104.6% of revenue in 2022. The 1.4% year-over-year increase in cost of revenue as a percentage of revenue was mainly due to lower volume.

●	Cost of Revenue for Supply Chain Management was RMB1,711.8 million (US$248.2 million), or 93.9% of revenue in 2022. The 2.1% year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to effective cost control measures and customer structure optimization.

●	Cost of Revenue for Global was RMB1,081.6 million (US$156.8 million), or 118.0% of revenue in 2022. The 12.6% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to lower parcel volume.

●	Cost of Revenue for Others was RMB99.3 million (US$14.4 million), or 85.0% of revenue in 2022, representing a 16.5% year-over-year increase.

Gross loss was RMB263.6 million (US$38.2 million) in 2022, compared with a gross loss of RMB199.4 million in 2021; Gross Margin was negative 3.4%, compared with negative 1.7% in 2021.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB1,127.3 million (US$163.4 million), or 14.6% of revenue in 2022, compared with RMB1,141.7 million, or 10.0% of revenue in 2021 due to reduced employee headcount.

Research and Development Expenses were RMB144.2 million (US$20.9 million), or 1.9% of revenue in 2022, compared with RMB180.2 million, or 1.6% of revenue in 2021 due to reduced employee headcount.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB72.1 million (US$10.5 million) in 2022, compared with RMB107.7 million in 2021. Of the total SBC expenses, RMB0.32 million (US$0.05 million) was allocated to cost of revenue, RMB3.5 million (US$0.5 million) was allocated to selling expenses, RMB63.3 million (US$9.2 million) was allocated to general and administrative expenses, and RMB5.0 million (US$0.7 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in 2022 was RMB1,464.8 million (US$212.4 million), compared with RMB1,263.9 million in 2021. Excluding SBC expenses and fair value change of equity investments, Non-GAAP Net Loss from continuing operations in 2022 was RMB1,380.4 million (US$200.1 million), compared with RMB1,214.8 million in 2021.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in 2022 was RMB18.17 (US$2.63), compared with a loss of RMB15.61 in 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and fair value change of equity investments, Non-GAAP diluted loss per ADS from continuing operations in 2022 was RMB17.09 (US$2.48), compared with a loss of RMB14.98 in 2021. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in 2022 was negative RMB1,181.8 million (US$171.3 million), compared with negative RMB927.2 million in 2021. Adjusted EBITDA Margin from continuing operations in 2022 was negative 15.3%, compared with negative 8.1% in 2021.

Capital Expenditures (“CAPEX”)

CAPEX was RMB143.3 million (US$20.8 million) or 1.9% of total revenue in 2022, compared with CAPEX of RMB160.0 million, or 1.4% of total revenue in 2021.

SHARES OUTSTANDING

As of February 28, 2023, the Company had approximately 393.9 million ordinary shares outstanding(14). Each American Depositary Share represents five (5) Class A ordinary shares.

FINANCIAL GUIDANCE

The Company confirms its guidance for total revenue between RMB 9.0 billion and RMB 9.5 billion for the full year of 2023.

This forecast reflects the Company’s current and preliminary view based on its current business situation and market conditions, which are subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 8:00 pm U.S. Eastern Time on March 8, 2023 (9:00 am Beijing Time on March 9, 2023), to discuss its financial results and operating performance for the fourth quarter and fiscal year 2022.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 1659917

A replay of the conference call will be accessible through March 15, 2023 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 1608887

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

(14) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Freight	1,854,018	1,261,196	182,856	8,244,435	4,888,278	708,734
-Freight	1,503,995	1,260,244	182,718	5,435,354	4852,299	705,696
-Legacy UCargo	350,023	952	138	2,809,081	35,979	3,038
Supply Chain Management	487,337	500,602	72,580	1,815,104	1,822,075	264,176
Global	330,564	195,680	28,371	1,193,855	916,907	132,939
Others	52,935	23,917	3,468	172,442	116,812	16,936
Total Revenue	2,724,854	1,981,395	287,275	11,425,836	7,744,072	1,122,785
Cost of Revenue
Freight	(2,070,840)	(1,277,026)	(185,151)	(8,506,738)	(5,114,937)	(741,596)
Supply Chain Management	(496,353)	(478,511)	(69,378)	(1,741,832)	(1,711,818)	(248,190)
Global	(346,392)	(264,014)	(38,278)	(1,258,511)	(1,081,587)	(156,815)
Others	(39,679)	(20,321)	(2,946)	(118,143)	(99,288)	(14,395)
Total Cost of Revenue	(2,953,264)	(2,039,872)	(295,753)	(11,625,224)	(8,007,630)	(1,160,996)
Gross Loss	(228,410)	(58,477)	(8,478)	(199,388)	(263,558)	(38,211)
Selling Expenses	(73,021)	(54,621)	(7,919)	(260,219)	(237,918)	(34,495)
General and Administrative Expenses	(281,772)	(208,738)	(30,264)	(881,498)	(889,345)	(128,943)
Research and Development Expenses	(50,294)	(29,247)	(4,240)	(180,204)	(144,181)	(20,904)
Other operating (loss)/income, net	(89,893)	3,387	491	58,337	108,817	15,777
Loss from Operations	(723,390)	(347,696)	(50,410)	(1,462,972)	(1,426,185)	(206,776)
Interest Income	17,735	19,208	2,785	49,658	80,361	11,651
Interest Expense	(29,310)	(16,329)	(2,367)	(142,751)	(89,058)	(12,912)
Foreign Exchange Gain/(loss)	44,186	68,318	9,905	44,556	(132,730)	(19,244)
Other Income	6,709	2,149	312	321,075	25,914	3,757
Other Expense	(34,657)	(13,815)	(2,003)	(55,253)	5,763	836
(Loss)/Gain on changes in the fair value of derivative assets/liabilities	(14,918)	(77,577)	(11,248)	(14,918)	71,619	10,384
Loss before Income Tax and Share of Net Loss of Equity Investees	(733,645)	(365,742)	(53,026)	(1,260,605)	(1,464,316)	(212,304)
Income Tax Expense	(500)	(106)	(15)	(3,198)	(511)	(74)
Loss before Share of Net loss of Equity Investees	(734,145)	(365,848)	(53,041)	(1,263,803)	(1,464,827)	(212,378)
Share of Net Loss of Equity Investees	-	-	-	(58)	-	-
Net Loss from continuing operations	(734,145)	(365,848)	(53,041)	(1,263,861)	(1,464,827)	(212,378)
Net gain/(loss) from discontinued operations	2,679,400	(31,787)	(4,609)	1,473,489	(38,464)	(5,577)
Net Gain/(Loss)	1,945,255	(397,635)	(57,650)	209,628	(1,503,291)	(217,955)
Net Loss from continuing operations attributable to non-controlling interests	(28,727)	(13,055)	(1,893)	(52,279)	(39,980)	(5,797)
Net Gain/(Loss) attributable to BEST Inc.	1,973,982	(384,580)	(55,757)	261,907	(1,463,311)	(212,158)

Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	3,571,745	533,481	77,347
Restricted Cash	675,159	399,337	57,898
Accounts and Notes Receivables	827,631	691,324	100,237
Inventories	25,622	16,480	2,389
Prepayments and Other Current Assets	1,172,472	795,401	115,322
Short-term Investments	147,359	725,043	105,121
Amounts Due from Related Parties	125,198	76,368	11,072
Lease Rental Receivables	298,364	43,067	6,244
Total Current Assets	6,843,550	3,280,501	475,630
Non-current Assets
Property and Equipment, Net	762,642	784,732	113,775
Intangible Assets, Net	55,684	75,553	10,954
Long-term Investments	219,171	156,859	22,742
Goodwill	54,135	54,135	7,849
Non-current Deposits	92,866	50,767	7,361
Other Non-current Assets	111,640	75,666	10,971
Restricted Cash	1,069,244	1,545,605	224,092
Lease Rental Receivables	235,429	40,188	5,827
Operating Lease Right-of-use Assets	1,899,522	1,743,798	252,827
Total non-current Assets	4,500,333	4,527,303	656,398
Total Assets	11,343,883	7,807,804	1,132,028
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	287,814	79,148	11,475
Convertible Senior Notes held by related parties	633,475	1,045,488	151,582
Convertible Senior Notes held by third parties	633,475	77	11
Short-term Bank Loans	530,495	183,270	26,572
Accounts and Notes Payable	1,353,150	1,430,004	207,331
Income Tax Payable	587	1,563	227
Customer Advances and Deposits and Deferred Revenue	298,353	277,737	40,268
Accrued Expenses and Other Liabilities	1,591,639	1,198,228	173,727
Financing Lease Liabilities	1,851	1,490	216
Operating Lease Liabilities	518,248	544,262	78,911
Amounts Due to Related Parties	2,763	1,315	191
Total Current Liabilities	5,851,850	4,762,582	690,511

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB		US$
Non-current Liabilities
Convertible senior notes held by related parties	955,097	-		-
Long-term borrowings	67,080	381		55
Operating Lease Liabilities	1,456,843	1,292,057		187,331
Financing Lease Liabilities	2,121	1,392		202
Other Non-current Liabilities	24,261	18,752		2,719
Long-term Bank Loans	769,767	928,894		134,677
Total Non-current Liabilities	3,275,169	2,241,476		324,984
Total Liabilities	9,127,019	7,004,058		1,015,495
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865		27,818
Total mezzanine equity	191,865	191,865		27,818
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,768
Treasury Shares	(113,031)	-		-
Additional Paid-In Capital	19,522,173	19,481,417		2,824,540
Statutory reserves	167	-		-
Accumulated Deficit	(17,471,716)	(18,934,860	)(15)	(2,745,297)
Accumulated Other Comprehensive Income	107,379	124,464		18,046
BEST Inc. Shareholders’ Equity	2,070,960	697,009		101,057
Non-controlling Interests	(45,961)	(85,128)		(12,342)
Total Shareholders’ Equity	2,024,999	611,881		88,715
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	11,343,883	7,807,804		1,132,028

(15) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB9,441,053.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in continuing operating activities	(508,632)	(241,890)	(35,071)	(891,135)	(1,051,662)	(152,478)
Net cash used in discontinued operating activities	(387,540)	-	-	(1,912,826)	(66,174)	(9,594)
Net cash used in operating activities	(896,172)	(241,890)	(35,071)	(2,803,961)	(1,117,836)	(162,072)
Net cash generated from continuing investing activities	3,236,982	239,536	34,729	4,990,734	150,756	21,858
Net cash used in discontinued Investing activities	(97,328)	-	-	(448,016)	-	-
Net cash generated from investing activities	3,139,654	239,536	34,729	4,542,718	150,756	21,858
Net cash (used in)/generated from continuing financing activities	(746,656)	481	70	(237,922)	(1,948,367)	(282,487)
Net cash generated from/(used in) discontinued financing activities	469,421	-	-	(337,838)	-	-
Net cash (used in)/generated from financing activities	(277,235)	481	70	(575,760)	(1,948,367)	(282,487)
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	(29,450)	(14,864)	(2,155)	(55,970)	77,722	11,269
Net increase/(decrease) in Cash and Cash Equivalents, and Restricted Cash	1,936,797	(16,737)	(2,427)	1,107,027	(2,837,725)	(411,432)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,379,351	2,495,160	361,764	4,209,121	5,316,148	770,769
Cash and Cash Equivalents, and Restricted Cash at End of Period	5,316,148	2,478,423	359,337	5,316,148	2,478,423	359,337

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 5 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(16)	Total
Net Loss	(137,133)	(13,939)	(134,200)	(25,378)	(55,198)	(365,848)
Add
Depreciation & Amortization	19,411	7,492	11,682	847	4,448	43,880
Interest Expense	-	-	-	-	16,329	16,329
Income Tax Expense	-	(12)	(5)	123	-	106
Subtract
Interest Income	-	-	-	-	(19,208)	(19,208)
EBITDA	(117,722)	(6,459)	(122,523)	(24,408)	(53,629)	(324,741)
Add
Share-based Compensation Expenses	2,237	1,259	(235)	25	12,291	15,577
Loss from depreciation of investments	-	-	-	-	12,312	12,312
Adjusted EBITDA	(115,485)	(5,200)	(122,758)	(24,383)	(29,026)	(296,852)
Adjusted EBITDA Margin	(9.2)%	(1.0)%	(62.7)%	(101.9)%	-	(15.0)%

	Three Months Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(17)	Total
Net Loss	(447,057)	(74,380)	(85,518)	(60,046)	(67,144)	(734,145)
Add
Depreciation & Amortization	19,730	9,431	4,696	23,257	6,058	63,172
Interest Expense	-	-	-	-	29,310	29,310
Income Tax Expense	-	79	-	421	-	500
Subtract
Interest Income	-	-	-	-	(17,735)	(17,735)
EBITDA	(427,327)	(64,870)	(80,822)	(36,368)	(49,511)	(658,898)
Add
Share-based Compensation Expenses	3,404	1,967	2,066	124	16,173	23,734
Adjusted EBITDA	(423,923)	(62,903)	(78,756)	(36,244)	(33,338)	(635,164)
Adjusted EBITDA Margin	(22.9)%	(12.9)%	(23.8)%	(68.5)%	-	(23.3)%

(16) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(17) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(18)	Total
Net Loss	(506,411)	(32,277)	(420,687)	(213,794)	(291,658)	(1,464,827)
Add
Depreciation & Amortization	79,273	35,789	29,300	22,846	22,179	189,387
Interest Expense	-	-	-	-	89,058	89,058
Income Tax Expense	-	23	25	451	12	511
Subtract
Interest Income	-	-	-	-	(80,361)	(80,361)
EBITDA	(427,138)	3,535	(391,362)	(190,497)	(260,770)	(1,266,232)
Add
Share-based Compensation Expenses	10,478	6,081	4,962	319	50,256	72,096
Loss from depreciation of investments	-	-	-	-	12,312	12,312
Adjusted EBITDA	(416,660)	9,616	(386,400)	(190,178)	(198,202)	(1,181,824)
Adjusted EBITDA Margin	(8.5)%	0.5%	(42.1)%	(162.8)%	-	(15.3)%

	Fiscal Year Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(19)	Total
Net Loss	(707,793)	(103,387)	(267,902)	(90,775)	(94,004)	(1,263,861)
Add
Depreciation & Amortization	83,425	38,525	19,506	24,396	25,513	191,365
Interest Expense	-	-	-	-	142,751	142,751
Income Tax Expense/(Benefit)	-	173	21	3,010	(6)	3,198
Subtract
Interest Income	-	-	-	-	(49,658)	(49,658)
EBITDA	(624,368)	(64,689)	(248,375)	(63,369)	24,596	(976,205)
Add
Share-based Compensation Expenses	13,537	8,351	8,604	608	76,581	107,681
Subtract
Gain from appreciation of investments	-	-	-	-	(58,643)	(58,643)
Adjusted EBITDA	(610,831)	(56,338)	(239,771)	(62,761)	42,534	(927,167)
Adjusted EBITDA Margin	(7.4)%	(3.1)%	(20.1)%	(36.4)%	-	(8.1)%

(18) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(19) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 6 – Reconciliation of Non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(20)	Total
Net Loss	(137,133)	(13,939)	(134,200)	(25,378)	(55,198)	(365,848)
Add
Share-based Compensation Expenses	2,237	1,259	(235)	25	12,291	15,577
Loss from depreciation of investments	-	-	-	-	12,312	12,312
Non-GAAP Net Loss	(134,896)	(12,680)	(134,435)	(25,353)	(30,595)	(337,959)
Non-GAAP Net Loss Margin	(10.7)%	(2.5)%	(68.7)%	(106.0)%	-	(17.1)%

	Three Months Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(21)	Total
Net Loss	(447,057)	(74,380)	(85,518)	(60,046)	(67,144)	(734,145)
Add
Share-based Compensation Expenses	3,404	1,967	2,066	124	16,173	23,734
Non-GAAP Net Loss	(443,653)	(72,413)	(83,452)	(59,922)	(50,971)	(710,411)
Non-GAAP Net Loss Margin	(23.9)%	(14.9)%	(25.2)%	(113.2)%	-	(26.1)%

	Fiscal Year Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(22)	Total
Net Loss	(506,411)	(32,277)	(420,687)	(213,794)	(291,658)	(1,464,827)
Add
Share-based Compensation Expenses	10,478	6,081	4,962	319	50,256	72,096
Loss from depreciation of investments	-	-	-	-	12,312	12,312
Non-GAAP Net Loss	(495,933)	(26,196)	(415,725)	(213,475)	(229,090)	(1,380,419)
Non-GAAP Net Loss Margin	(10.1)%	(1.4)%	(45.3)%	(182.8)%	-	(17.8)%

(20) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(21) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(22) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(23)	Total
Net Loss	(707,793)	(103,387)	(267,902)	(90,775)	(94,004)	(1,263,861)
Add
Share-based Compensation Expenses	13,537	8,351	8,604	608	76,581	107,681
Subtract
Gain from appreciation of investments	-	-	-	-	(58,643)	(58,643)
Non-GAAP Net Loss	(694,256)	(95,036)	(259,298)	(90,167)	(76,066)	(1,214,823)
Non-GAAP Net Loss Margin	(8.4)%	(5.2)%	(21.7)%	(52.3)%	-	(10.6)%

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 7 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2022		2022
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(352,793)	(51,148)	(1,424,847)	(206,581)
Add
Share-based Compensation Expenses	15,577	2,258	72,096	10,454
Loss from depreciation of investments	12,312	1,785	12,312	1,785
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(324,904)	(47,105)	(1,340,439)	(194,342)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	393,078,084	393,078,084	392,192,648	392,192,648
Diluted (Non-GAAP)	393,078,084	393,078,084	392,192,648	392,192,648
Diluted loss per ordinary share	(0.90)	(0.13)	(3.63)	(0.53)
Add
Non-GAAP adjustment to net loss per ordinary share	0.07	0.01	0.21	0.03
Non-GAAP diluted loss per ordinary share	(0.83)	(0.12)	(3.42)	(0.50)

Diluted loss per ADS	(4.49)	(0.65)	(18.17)	(2.63)
Add
Non-GAAP adjustment to net loss per ADS	0.36	0.05	1.08	0.15
Non-GAAP diluted loss per ADS	(4.13)	(0.60)	(17.09)	(2.48)

(23) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.